Contact

www.linkedin.com/in/
lunarmobiscuit (LinkedIn)

Top Skills

Public Speaking
Entrepreneurship
Business Planning

Publications

The Next Step: online classes and books
The Pinchot Impact Index

'Luni' Libes

Entrepreneur, Author, Mentor, Advisor, Fund Manager, Impact Investor, and Family Office
Bainbridge Island, Washington, United States

Summary

Serial entrepreneur, mentor, investor, author, and educator. Impact fund manager, impact investor, and single family office.

Experience

Africa Eats

Chief Executive Officer
April 2020 - Present (4 years 2 months)
pan-Africa

Africa Eats is an investment company lowering hunger and poverty across Africa by investing in profitable, for-profit SMEs building the food/ag supply chain. A spin-off of Fledge, the portfolio has been growing at at a 50%+ CAGR over the last decade, pulling millions of subsistence farmers out of poverty while simultaneously growing value for investors faster than a VC or PE fund.

africaeats.com

Africa Trees

Co-Founder
October 2023 - Present (8 months)

Africa Trees invests in for-profit agroforestry companies restoring land in Africa. An investment holding company similar to Africa Eats, with a portfolio of dozens of profitable, growing, mission-driven SMEs.

africatrees.ltd

Fledge

Founder & Managing Director
February 2012 - Present (12 years 4 months)
Greater Seattle Area

Fledge is a business accelerator network for mission-driven, impactful, for-profit companies. fledge.co

Realize Impact
Managing Director
September 2013 - Present (10 years 9 months)
Greater Seattle Area

Realize Impact turns philanthropy into impact investments for donor advised funds (DAFs), family foundations, or for new philanthropic gifts.

Details at realizeimpact.org.

The Angel Accelerator
Facilititator & Teaching others to replicate
January 2019 - Present (5 years 5 months)

The Angel Accelerator is a hands-on, online program teaching individuals (and families) how to invest in early stage and growing impactful companies. theAngelAccelerator.com

Libes Aufrecht
Family Office
April 2014 - Present (10 years 2 months)
Bainbridge Island, Washington, United States

Managing my family's single family office

investorflow.org
Co-Founder
September 2016 - January 2022 (5 years 5 months)

investorflow.org provides the world's first online service that connects investors to like-minded investors. Both those they already know and those they've yet to meet.

To start with, we're bringing this service to impact investors, who today are scattered around the world and are already investing globally, which makes the process of finding like-minded investors even more challenging.

http://investorflow.org

HUB Seattle
Advisor
April 2012 - June 2020 (8 years 3 months)

Impact Hub Seattle is part of the international co-op of co-working spaces focused on social entrepreneurs. http://impacthubseattle.com

Presidio Graduate School
Entrepreneur In Residence & Faculty
April 2011 - May 2019 (8 years 2 months)
Bainbridge Island, WA

As an EIR at Presidio Graduate School, I mentor/advise the MBA students as they learn Entrepreneurship, plus I act as a liaison between the school and the business community to foster internships and other "real world" interactions for the students.

As faculty, I teach "Social Entrepreneurship" at the "Hybrid" program on Bainbridge Island, WA.

It's never too early to "give back", http://www.geekwire.com/2011/giving-paying.

http://presidio.edu (formerly pinchot.edu, formerly bgi.edu)

Toniic (Seattle)
Member
March 2015 - March 2017 (2 years 1 month)
Greater Seattle Area

Member of the Seattle chapter of Toniic, a global organization of impact investors

Kick
Global Managing Director
March 2013 - April 2016 (3 years 2 months)
Worldwide

Kick is pre-accelerator program here to help all entrepreneurs, worldwide, providing guidance through the difficult path from idea to started startup. Kick exists to help validate ideas, to take teams from weekend workshops and business plan competitions into reality, to apply the lessons learned in school, or for other stage of life when an entrepreneur realizes that some help could help.

Kick is here for the lifestyle entrepreneurs, the social entrepreneurs, and the tech entrepreneurs.
Kick is here for the for-profits, the non-profits, and the hybrid models.

If you are an entrepreneur seeking help, or an organization that services entrepreneurs and want to offer them a structured program, we are here to help.

[Kick has been merged into http://SpringU.is]

SVP Fast Pitch Seattle
Core Team Member
July 2012 - December 2015 (3 years 6 months)

Social Venture Partners Seattle organizes an annual business plan competition of impactful organizations, both non-profit and for-profit. I am one of the "core team" members, an all volunteer work force who put the event together. In that role, I help educate the participants in entrepreneurship, and help manage the prize fund for the for-profit finalists.

http://sifp.net @SIFPnet

CoMotion at University of Washington
Entrepreneur In Residence (Emeritus)
December 2011 - May 2012 (6 months)

At UW's C4C, I help turn research into startups.

Zettics (was Ground Truth)
Founder / CTO / Chief Research Office
October 2008 - November 2011 (3 years 2 months)
Seattle, WA

Ground Truth was a mobile measurement firm that delivers the precise, timely and actionable mobile intelligence required for operators, advertisers and publishers to measure, optimize and grow their businesses.

Medio Systems
Co-Founder, Chief Architect
January 2005 - March 2009 (4 years 3 months)

Quite simply, we have built the Future of Mobile Search, which is the key ingredient for a superior mobile information experience.

Medio combines the latest in patent-pending search and mobile technologies, designed exclusively to be an ultra-reliable, scalable, carrier-grade, hosted consumer search solution.

Mforma

Lead, Application Development Studio

June 2001 - December 2004 (3 years 7 months)

Leading the development of state-of-the-art information applications on cellphones.

Earlier at Mforma, I helped build the infrastructure required to deliver games and other data services to cellphone customers.

In addition, I've helped create the 3rd party developer support organization, the QA department, and other bits of organization required to grow the company.

2WAY

Founder, Chief Architect

November 1997 - June 2001 (3 years 8 months)

I founded 2WAY with two partners. It's still ongoing, under new management. 2WAY's software allowed it's large, Global 1000 customers to easily gather knowledge from their customers, partners, and employees. The web normally is used to distribute data from one to many, but with 2WAY's technology, we enabled information gathering from many back to one.

I was the architect and lead developer of the system.

In addition, about a year before I left, I led a second effort to create an Enterprise-based instant messaging system. This was one of the first corporate focused IM systems, and is still ahead of the competition in terms of security, informations storage, and ease-of-use.

Nimble Corp

Founder, CEO, CTO

April 1992 - October 1997 (5 years 7 months)

I founded this company to develop software for the nacent pen-based computer market. That market never developed, but it did morph into the PDA market.

While at Nimble, I developed software for Go's PenPoint, General Magic's MagicCap, Apple's Newton, various GeoWorks systems, Microsoft's Windows CE, and Palm's OS.

In addition, I wrote software under contract and licensed Nimble's propriety software to McCaw Wireless, AT&T Wireless, Sony, Motorola, Matsushita (Panasonic), Philips, and General Magic.

Education

Carnegie Mellon

BS, Math / Computer Science · (August 1987 - June 1991)

University of Washington

M.S., Computer Science and Engineering · (March 1999 - December 2000)